World Acceptance Corporation
CLAWBACK POLICY
I.History
a.The Compensation and Stock Option Committee (the “Committee”) of the Board of Directors (the “Board”) of World Acceptance Corporation (the “Company”) adopted the mandatory policy set forth in Section II hereof (the “Mandatory Policy”) in accordance with the applicable listing standards of The Nasdasq Stock Market (“Nasdaq”) and Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), effective as of October 2, 2023 (the “Mandatory Policy Effective Date”). To the extent the Mandatory Policy is in any manner deemed inconsistent with Nasdaq listing standards, the Mandatory Policy shall be treated as retroactively amended to be compliant with such listing standards.
b.The Committee previously adopted the discretionary policy set forth in Section III hereof (the “Discretionary Policy”), effective as of November 15, 2023, (the “Discretionary Policy Effective Date”).
c.As used herein, “Policy” means both the Mandatory Policy and the Discretionary Policy.
II.Mandatory Policy
a.For purpose of this Mandatory Policy, the following terms have the following meanings:
i.“Accounting Restatement” means any accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).
ii.“Covered Executive” means the officers identified as executive officers by the Company in the Company’s filings with the SEC pursuant to Item 401(b) of Regulation S-K and the officers required to file reports under Section 16 of the Exchange Act.
iii.“Erroneously Awarded Compensation” is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total stockholder return (“TSR”), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the

Incentive-Based Compensation was Received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.
iv.“Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Stock price and TSR (and any measures that are derived wholly or in part from stock price or TSR) are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.
v.“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Please refer to Appendix A to this Policy for a list of examples of Incentive-Based Compensation.
vi.“Other Mandatory Person” has the meaning set forth in Section II(g) hereof.
vii.“Received” means the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
b.In the event that the Company is required to prepare an Accounting Restatement, the Company shall recover reasonably promptly the amount of all Erroneously Awarded Compensation Received by a person: (i) after beginning service as a Covered Executive; (ii) who served as a Covered Executive at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company has a class of securities listed on Nasdaq; and (iv) during the three completed fiscal years immediately preceding the date that the Company is required to prepare the Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. For purposes of this Mandatory Policy, a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year.
c.Notwithstanding the foregoing, this Mandatory Policy shall only apply to Incentive-Based Compensation Received on or after the Mandatory Policy Effective Date.
d.The Company’s obligation to recover Erroneously Awarded Compensation pursuant to this Mandatory Policy is not dependent on when the restated financial statements are filed.

e.For purposes of determining the relevant recovery period under this Mandatory Policy, the date that the Company is required to prepare an Accounting Restatement is the earliest to occur of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
f.The Company must recover Erroneously Awarded Compensation in compliance with this Mandatory Policy except to the extent that the conditions of paragraphs (i), (ii) or (iii) below are met, and the Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board, has determined that recovery would be impracticable.
i.The direct expense paid to a third party to assist in enforcing this Mandatory Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.
ii.Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impractical to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq.
iii.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
g.In addition to the Covered Executives and former Covered Executives, this Mandatory Policy shall apply to any other employee of the Company or its subsidiaries designated by the Committee as a person covered by this Mandatory Policy by written notice to the employee (“Other Mandatory Person”).
i.Unless otherwise determined by the Committee, this Mandatory Policy shall apply to an Other Mandatory Person as if such individual was a Covered Executive during the relevant periods described in Section II(b).
ii.The Committee may, in its discretion, limit recovery of Erroneously Awarded Compensation from an Other Mandatory Person to situations in which an Accounting Restatement was caused or contributed to by the Other Mandatory Person’s misconduct.

iii.In addition, the Committee shall have discretion as to (i) whether to seek to recover Erroneously Awarded Compensation from an Other Mandatory Person, (ii) the amount of the Erroneously Awarded Compensation to be recovered from an Other Mandatory Person, and (iii) the method of recovering any such Erroneously Awarded Compensation from an Other Mandatory Person. In exercising such discretion, the Committee may take into account such considerations as it deems appropriate, including whether the assertion of a claim may violate applicable law or prejudice the interests of the Company in any related proceeding or investigation.
h.The Committee shall determine the repayment schedule for any Erroneously Awarded Compensation in a manner that complies with the “reasonably promptly” requirement set forth in Section II(b). Such determination shall be consistent with any applicable legal guidance, by the SEC, judicial opinion or otherwise. The determination with respect to “reasonably promptly” recovery may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedule satisfies this requirement.
i.To the extent a Covered Executive, former Covered Executive or Other Mandatory Person refuses to pay to the Company any Erroneously Awarded Compensation, the Company shall have the right to sue for repayment or, to the extent legally permitted, to enforce such person’s obligation to make payment by withholding unpaid or future compensation.
j.If the requirement to recover Erroneously Awarded Compensation is triggered under this Mandatory Policy, then, in the event of any actual or alleged conflict between the provisions of this Mandatory Policy and a similar clause or provision in any of the Company’s plans, awards, policies or agreements, this Mandatory Policy shall be controlling and determinative; provided that, if such other plan, award, policy or agreement provides that a greater amount of compensation shall be subject to clawback, the provisions of such other plan, award, policy or agreement shall apply to the amount in excess of the amount subject to clawback under this Mandatory Policy.
III.Discretionary Policy
a.The Discretionary Policy applies to the Covered Executives and other members of management (for purposes of the Discretionary Policy, the “Covered Persons” and each, a “Covered Person”) in the event of certain “prohibited activities” (as defined below).
b.Each of the following is a “Prohibited Activity” for purposes of this Discretionary Policy. For the avoidance of doubt, in each and every instance the Committee shall have sole and absolute discretion to determine if a Prohibited Activity has occurred.
i.the Covered Executive’s or the Covered Person’s violation of any noncompetition, nonsolicitation or confidentiality restrictions or other restrictive covenants applicable to the Covered Executive or the Covered Person;

ii.the Covered Executive’s or the Covered Person’s material violation of any of the Company’s policies which violation is to be detrimental to the business, reputation, character or standing of the Company and/or a subsidiary or parent of the Company (each, an “Affiliate”), as determined by the Committee in its discretion;
iii.the Covered Executive’s or the Covered Person’s violation of any federal, state or other law, rule or regulation which is materially detrimental to the business, reputation, character or standing of the Company and/or Affiliate, as determined by the Committee in its discretion;
iv.the Covered Executive’s or the Covered Person’s intentional or negligent disclosure or other knowing misuse of any material confidential information concerning the Company or an Affiliate (except as otherwise required by law or as agreed to by the parties in writing);
v.the Covered Executive’s or the Covered Person’s intentional or negligent falsification of Company records or engaging in theft, fraud, embezzlement, or tax evasion as determined by the Committee in its discretion;
vi.the Covered Executive’s or the Covered Person’s indictment, conviction or entering of a plea of any type (including, but not limited to, a plea of nolo contendere) for a crime constituting a felony or a misdemeanor involving sexual misconduct or violence of any type, which involves or relates in any way to the Covered Executive’s or the Covered Person’s actions or omissions during the employment or service of the Covered Executive or the Covered Person and/or to events affecting the Company (and/or an Affiliate) that occur during the employment or service of the Covered Executive or the Covered Person;
vii.any illicit act or omission which is materially detrimental to the business, reputation, character or standing of the Company and/or an Affiliate, as determined by the Committee in its discretion; or
viii.the Covered Executive’s or the Covered Person’s failure to reasonably cooperate with any litigation or investigation affecting the Company and/or an Affiliate.
c.For purposes of this Discretionary Policy, “Subject Compensation” means and includes any and all of the following;
i.All or a portion of any cash-based incentive compensation granted, awarded, earned or received by the Covered Executive or the Covered Person, including, without limitation, any signing bonuses, retention bonuses, performance bonuses, discretionary bonuses and all other cash-based incentive compensation. For the avoidance of doubt, cash-based incentive compensation shall include the portion of a Covered Executive’s or a Covered Person’s base salary that is or would have been converted from or attributed to the target performance bonus payable or that would have been payable to such Covered Executive or the Covered Person pursuant to any current or former Company cash-based incentive plan or program; and/or

ii.All or a portion of any equity-based incentive compensation granted, awarded, earned or received by a Covered Executive or a Covered Person, including, without limitation, all time-based, performance-based and other equity awards and shares of the Company’s common stock granted, awarded, earned or received by such Covered Executive or Covered Person and any profits realized by such Covered Executive or Covered Person from the sale of Company securities.
d.Notwithstanding anything to the contrary herein, no forfeiture, reimbursement, recoupment, repayment or other clawback may be required of a Covered Executive or Covered Person for any cash-based incentive compensation and/or equity-based incentive compensation granted, awarded, earned or received greater than thirty-six (36) months prior to the occurrence of the Prohibited Activity; provided, however, that if the Prohibited Activity is a violation of any noncompetition, nonsolicitation or confidentiality restrictions or other restrictive covenants applicable to such Covered Executive or Covered Person, the time period for forfeiture, reimbursement, recoupment, repayment or other clawback shall not be greater than twenty-four (24) months. For the avoidance of doubt, in each and every instance the Committee shall have sole and absolute discretion to determine the amount of the Subject Compensation and the time period for forfeiture, reimbursement, recoupment, repayment or other clawback pursuant to this Discretionary Policy.
e.The Committee shall recover any excess Subject Compensation in accordance with this Discretionary Policy unless such recovery would be impracticable, as determined by the Committee in its discretion.
IV.Method of Recoupment
The Committee will determine, in its sole discretion, the means to recover Erroneously Awarded Compensation or Subject Compensation, as applicable, hereunder which may include, without limitation:
i.requiring cash reimbursement;
ii.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based incentive compensation;
iii.offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive or Covered Person;
iv.cancelling outstanding vested, unvested or unexercised equity-based incentive compensation;
v.taking any other remedial and recovery action permitted by law, as determined by the Committee.
V.No Indemnification
The Company shall not indemnify any Covered Executive or Covered Person against the loss of any incorrectly awarded or recouped Erroneously Awarded Compensation or Subject Compensation, as applicable.
VI.Interpretation; Enforcement
The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determination by the Committee with respect to this Policy shall be final, conclusive, and binding on all interested parties. The Committee shall have full authority to interpret and enforce this Policy to the fullest extent permitted by law.

VII.Amendment; Termination
The Committee may amend this Policy from time to time in its discretion, provided that any such amendment does not cause the Mandatory Policy to violate applicable listing standards of Nasdaq or Rule 10D-1 under the Exchange Act. The Committee may terminate the Discretionary Policy at any time.
VIII.Other Recoupment Rights
The Committee intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. Application of this Policy does not preclude the Company from taking any other action to enforce a Covered Person’s or Covered Executive’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings. Nothing in this Policy shall be viewed as limiting the right of the Company or the Committee to pursue recoupment under or as provided by the Company’s plans, awards, policies or agreements or the applicable provisions of any law, rule or regulation (including, without limitation, Section 304 of the Sarbanes-Oxley Act of 2002).
IX.Successors
This Policy shall be binding and enforceable against all Covered Executives and Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.
X.Required Disclosures
The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable SEC filings.

Covered Executive/Covered Person Acknowledges and Agrees,

Signed:

Name:

Date:

APPENDIX A

Examples of Incentive-Based Compensation

Examples of compensation that constitutes Incentive-Based Compensation for purposes of the Mandatory Policy include, but are not limited to, the following:

i.Non-equity incentive plan awards earned based wholly or in part on satisfying a Financial Reporting Measure performance goal.

i.Bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal.

i.Other cash awards based wholly or in part on satisfying a Financial Reporting Measure performance goal.

i.Equity-based awards (e.g., restricted stock, restricted stock units, performance share units, stock options, and stock appreciation rights) that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.

i.Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.
Examples of compensation that do not constitute Incentive-Based Compensation for purposes of the Mandatory Policy include the following:

i.Salary or salary increases for which the increase is not contingent upon achieving any Financial Reporting Measure performance goal.

i.Bonuses paid solely at the discretion of the Committee or Board that are not paid from a bonus pool, the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal.

i.Bonuses paid solely upon satisfying one or more subjective standards (e.g., demonstrated leadership) and/or completion of a specified employment period.

i.Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures (e.g., consummating a merger or divestiture) or operational measures (e.g., opening a specified number of stores, completion of a project, or increase in market share).

i.Equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more non-Financial Reporting Measures.